Exhibit 99.9

AURIS MEDICAL

HOLDING AG,

ZUG

Report of the Statutory Auditor on the
Compensation Report in Accordance with the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (Ordinance)

Report of the statutory auditor

To the General Meeting of

AURIS MEDICAL HOLDING AG, ZUG

We have audited Tables in section 2.3, 2.4, 3.4 and 3.5, and the information in section 4 of the accompanying compensation report of Auris Medical Holding AG for the year ended December 31, 2017.

Responsibility of the Board of Directors

The Board of Directors is responsible for the preparation and overall fair presentation of the compensation report in accordance with Swiss law and the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (Ordinance). The Board of Directors is also responsible for designing the compensation system and defining individual compensation packages.

Auditor's Responsibility

Our responsibility is to express an opinion on the accompanying compensation report. We conducted our audit in accordance with Swiss Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the compensation report complies with Swiss law and Articles 14 – 16 of the Ordinance.

An audit involves performing procedures to obtain audit evidence on the disclosures made in the compensation report with regard to compensation, loans and credit lines in accordance with Articles 14 – 16 of the Ordinance. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the compensation report, whether due to fraud or error. This audit also includes evaluating the reasonableness of the methods applied to value components of compensation, as well as assessing the overall presentation of the compensation report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Auris Medical Holding AG

Report of the Statutory Auditor on the

Compensation Report as of December 31, 2017

Opinion

In our opinion, the compensation report for the year ended December 31, 2017 of Auris Medical Holding AG complies with Swiss law and Articles 14 – 16 of the Ordinance.

Deloitte AG

Matthias Gschwend	Adrian Kaeppeli
Licensed audit expert	Licensed audit expert
Auditor in charge

Zurich, February 8, 2018

MGS/AKA/rma

Enclosure:

- Compensation report 2017

Compensation Report of Auris Medical Holding AG

for the Year Ended December 31, 2017

1.	Introduction

This Compensation Report provides an overview of the compensation principles and programs, the method of determination of compensation and the compensation awarded in 2017 and 2016 to the members of the Board of Directors and to the Executive Management Committee of Auris Medical Holding AG (“Auris Medical” or the “Company”).

The Compensation Report is written in accordance with the Federal Ordinance against Excessive Compensation in Stock Exchange Listed Companies (“Ordinance”, Verordnung gegen übermässige Vergütungen bei börsenkotierten Aktiengesellschaften) and the principles of the Swiss Code of Best Practice for Corporate Governance issued by economiesuisse1.

1.1	Activities of the Compensation Committee in 2017

In 2017, the Compensation Committee met in total seven times. In the year under review, the Company amended its Equity Incentive Plan, under which it issues stock options as a long-term incentive to its directors and employees, to reflect changes required by Swiss law.

No adjustments have been made to the fixed cash retainer for members of the Board of Directors. However, the fixed cash fees for the chair and members of the Compensation Committee have been adjusted to the level for the Audit Committee chair and members. In addition, the fees and the stock options granted in 2017 to Board members were based for the first time on a fixed USD amount instead of a fixed number of options under the previous approach.

1.2	Compensation Governance

1.2.1	Compensation Policy and Guiding Principles

Auris Medical is dedicated to developing novel pharmaceutical therapies to protect hearing, silence tinnitus and restore balance. Auris Medical has two projects in advanced clinical development: One for acute inner ear tinnitus (Keyzilen®; AM-101) and one for acute inner ear hearing loss (AM-111). In addition, Auris Medical has AM-125 in early clinical development for the treatment of vertigo.

In order to meet the Company’s current and future objectives, it must attract and retain dedicated, experienced and highly motivated employees who are committed to the Company’s values and to delivering outstanding performance. Auris Medical is committed to performance-based compensation structure that is fair and balanced and that aligns long-term employee and shareholder interests.

The Company’s compensation structure and levels are based on the following key principles:

•	Measurable performance targets in line with the Company’s business situation.

•	Dynamic compensation structure that can easily be applied to new employees and adapted to new business situations.

•	Alignment with market practice.

•	Simple design to ensure that the compensation structure is easily understood and can be effectively managed.

The Company’s compensation policy underlines strategic and financial objectives which are accomplished by the appreciation of individual and group performance targets. Measurable performance targets are in line with the Company’s business strategy and are easily adaptable to business changes and to newly appointed Executive Management Committee members.

To achieve the Company targets and to generate shareholder value, the Company’s compensation packages need to be competitive. Therefore, Auris Medical’s Compensation Committee regularly reviews the compensation structure and level for the members of the Board of Directors and Executive Management Committee. When necessary, a market assessment may be conducted to support the internal review.

1.2.2	Governance Procedures for the Determination of the Compensation

Role of the Compensation Committee

The Compensation Committee supports and assists the Board of Directors with the review and implementation of the Company’s compensation strategy and guidelines. The Compensation Committee approves the terms of the employment agreements as well as the compensation paid to the members of the Executive Management Committee within the limits set by the shareholders meeting. The Compensation Committee also supports the Board of Directors in

1 Refer to: <http://www.economiesuisse.ch>

preparing proposals to the Annual General Meeting of shareholders regarding the compensation of the members of the Board of Directors and the Executive Management Committee. The Board of Directors and the Compensation Committee may decide to consult an external advisor to assist it with execution of its responsibilities.

Role of Shareholders

In line with the requirements of the Ordinance, at the Annual General Meeting the shareholders are asked for their say-on-pay votes, which means that they approve of the compensation of the Board of Directors and of the members of the Executive Management Committee.

The General Meeting of shareholders annually votes on the proposals of the Board of Directors with respect to:

•	the maximum aggregate amount of compensation of the Board of Directors for the subsequent term of office; and

•	the maximum aggregate amount of compensation of the Executive Management Committee for the following financial year.

The Board of Directors may submit additional proposals relating to the same or different periods to the General Meeting of shareholders.

In the event that the General Meeting of shareholders does not approve a proposal of the Board of Directors, the Board of Directors (ad interim) determines the compensation for the Executive Management Committee and the Board of Directors, taking into account all relevant circumstances. The Board of Directors submits the compensation so determined for approval to the same General Meeting of shareholders or to a subsequent extraordinary General Meeting or the next ordinary General Meeting of shareholders.

In accordance with Article 21 of the Articles of Association:

•	the 2017 Annual General Meeting approved a gross compensation of CHF 800,000 for the members of the Board for the period from the 2017 Annual General Meeting until the 2018 Annual General Meeting,

•	the 2016 Annual General Meeting approved a gross compensation of CHF 4,000,000 for the members of the Executive Management Committee for the fiscal year 2017.

2.	Compensation of the Board of Directors

2.1	Composition of the Board of Directors

In 2017, the Board of Directors was composed of the Chairman and six members until September 20172 and of the Chairman and five members for the remaining term. Each Director is elected for a term of one year. The Board of Directors consists of directors with the appropriate skills set, experience, independence and knowledge of the industry and the Company to enable it to discharge its duties and responsibilities effectively.

The Board of Directors was composed as follows in 2017 and 2016:

	2017 Term(1)			2016 Term(2)
	Board	Audit Committee	Compensation Committee	Board	Audit Committee	Compensation Committee
Thomas Meyer, PhD	Chair			Chair
James I. Healy, MD, PhD(3)				Vice-Chair		Member
Armando Anido, MBA	Vice-Chair		Chair
Wolfgang Arnold, MD(3)				Member		Member
Mats Blom, MBA	Member	Member
Oliver Kubli, CFA	Member			Member	Member
Berndt A.E. Modig, MBA	Member	Chair		Member	Chair
Antoine Papiernik, MBA(4)	Member			Member		Chair
Calvin W. Roberts, MD	Member	Member	Member	Member	Member

1	Effective as of April 13, 2017.

2	Effective as of April 8, 2016.

3	Dr. Healy and Dr. Arnold did not stand for re-election at the 2017 Annual shareholders’ meeting and their terms therefore ended on April 13, 2017.

4	Until September 26, 2017.

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2 On September 26, 2017, the Company announced that Mr.  Antoine Papiernik resigned as member of the Board of Directors.

Our current Non-Executive Directors as of February 9, 2018 are:

Armando Anido, Director, Chairman of the Compensation Committee: Mr. Anido has been a member of our Board of Directors since April 2016. Mr. Anido has more than 30 years of executive, operational and commercial leadership experience in the biopharmaceutical industry. He has served as Chairman and Chief Executive Officer of Zynerba Pharmaceuticals, Inc., since October 2014. Prior to Zynerba, Mr. Anido served as Chief Executive Officer of NuPathe, Inc., and Auxilium Pharmaceuticals, Inc. Prior to Auxilium, Mr. Anido held commercial leadership roles at MedImmune, Glaxo Wellcome and Lederle Labs. He is currently a member of the Board of Directors of Biota Pharmaceuticals, Inc., and he was a member of the Board of Directors of Adolor Corporation until it was sold to Cubist Pharmaceuticals. Mr. Anido earned a BS in Pharmacy and an MBA from West Virginia University.

Mats Blom, Director: Mats Blom has been a member of our Board of Directors since April 2017. Mr. Blom is Executive Vice President and Chief Financial Officer (CFO) of Zealand Pharma A/S. Prior to joining Zealand, he served as CFO of Swedish Orphan International, an orphan drug company acquired by BioVitrum in 2009. In addition, Mr. Blom has extensive managerial experience and has held CFO positions at Active Biotech AB and Anoto Group AB. Previously, he served as a management consultant at Gemini Consulting and Ernst & Young. Mats Blom holds a BA in Business Administration and Economics from the University of Lund and an MBA from IESE University of Navarra, Barcelona.

Oliver Kubli, Director: Mr. Kubli has been a member of our Board of Directors since June 2010. Mr. Kubli serves as Managing Director and Head Portfolio Management Healthcare Funds and Mandates at Bellevue Asset Management AG. Mr. Kubli was a Managing Director and member of the Board of Directors of Adamant Biomedical Investments AG until its acquisition by Bellevue Asset Management. Prior to joining Adamant in 2008, he held various management positions at Zürcher Kantonalbank and was responsible for the global health care sector within the bank's Asset Management Division. Mr. Kubli started his career as a financial analyst and portfolio manager with UBS and Swiss Re. He is a chartered financial analyst (CFA) and holds a B.A. in Business Administration from the University of Applied Sciences, Zürich/Winterthur, Switzerland

Berndt A.E. Modig, Director, Chairman of the Audit Committee: Mr. Modig has been a member of our Board of Directors since April 2015. Mr. Modig was the Chief Financial Officer of Prosensa Holding N.V., a company dedicated to the development of treatments of neuromuscular and neurodegenerative disorders such as Duchenne Muscular Dystrophy, from 2010 until it was sold to Biomarin. Prior to that, he was the Chief Financial Officer of Jerini AG, another publicly listed biotechnology company, and held various management positions in industry, finance and private equity groups. He started his professional career in the auditing practice of Price Waterhouse. He is a member of the Board of Directors and the Audit Committee of Affimed N.V., a member of the Board of Directors and chairman of the Audit Committee of Axovant Sciences, Ltd., a member and vice chairman of the Supervisory Board and chairman of the Audit Committee of Kiadis Pharma, and a member of the Board of Directors of Onco BioTek. Mr. Modig is a Certified Public Accountant and has an MBA from INSEAD.

Calvin W. Roberts, Director: Mr. Roberts, MD, has been a member of our Board of Directors since April 2015. Mr. Roberts is Chief Medical Officer at Bausch + Lomb and Senior Vice President and Chief Medical Officer, Eye Care of Valeant Pharmaceuticals. He joined Bausch + Lomb in 2011. Dr. Roberts is a specialist in cataract and refractive surgery and has been a pioneer in the use of ophthalmic non-steroidals. Since 1982 he has been a Clinical Professor of Ophthalmology at Weill Medical College of Cornell University. In addition, he had a private ophthalmology practice in New York City between 1998 and 2008 and is the author of over 50 peer-reviewed articles. Dr. Roberts has been a member of the Board of Directors and the Audit Committee of Alimera Sciences, Inc., since it was founded in 2003.

2.2	Board of Directors Compensation Elements

Board of Directors members are paid a fixed fee. In addition to the fixed fee, committee chairs and members are paid an additional fixed fee and Board of Directors members are awarded stock options under the Company’s Equity Incentive Plan in order to strengthen the alignment to shareholders’ interests.

In 2017, 53,140 options were allocated to each non-executive Director under the Company’s Equity Incentive Plan. The options were granted in two installments: 50% on April 30, 2017 and 50% on October 31, 2017 with an exercise price of US$ 0.82 and US$ 0.82, respectively. Consistent with past practice, the exercise prices were determined based on the average closing price of the 30 days preceding the grant date. Share options granted to members of the Board of Directors in 2017 vest after a period of one year after the grant date and have a term of eight years.

The office of the Chairman of the Board of Directors is held by the Company’s Chief Executive Officer. The Chief Executive Officer’s remuneration is disclosed in the section “Compensation to Members of the Executive Management Committee”. No additional compensation is paid to the Chief Executive Officer for the exercise of the office of the Chairman.

2.3	Compensation awarded to the Board of Directors in 2017

The total compensation of the members of the Board of Directors in 2017 is outlined below:

In CHF	Cash Compensation	Social Contributions	Stock Options(6)	Total
Thomas Meyer, PhD, Chairman(1)	—	—	—	—
James I. Healy, MD, PhD, Vice-Chairman(2)	10,636	662	—	11,298
Armando Anido, MBA	50,105	3,119	11,371	64,595
Wolfgang Arnold, MD(2)	10,010	362	—	10,372
Mats Blom, MBA(3)	34,336	—	11,371	45,707
Oliver Kubli, CFA	41,700	2,596	11,371	55,667
Berndt A.E. Modig, MBA	55,904	—	11,371	67,275
Antoine Papiernik, MBA(4)(5)	20,327	—	—	20,327
Calvin W. Roberts, MD	48,018	2,989	11,371	62,378
Total	271,036	9,728	56,855	337,619

1	Disclosed in section 3.4. The Chief Executive Officer does not receive any additional compensation for the exercise of the office of the Chairman.

2	Dr. Healy and Dr. Arnold did not stand for re-election at the 2017 Annual shareholders’ meeting and their terms therefore ended on April 13, 2017.

3	Elected on April 13, 2017.

4	As the internal regulations applicable to Sofinnova Capital VII FCPR did not allow for payment of a compensation or the grant of equity instruments to fund managers, the compensation payable to Mr. Papiernik was paid to Sofinnova Capital VII FCPR. Instead of an option grant, the grant date fair value of the options (less applicable taxes and charges) was paid to Sofinnova Capital VII FCPR in cash.

5	Resigned effective as of September 26, 2017.

6	In 2017, 53,140 options were granted to each eligible member of the Board of Directors. The fair value calculation of the options was based on the Black-Scholes option pricing model. Assumptions were made regarding inputs such as volatility and the risk-free rate in order to determine the fair value of the options.

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2.4	Compensation awarded to the Board of Directors in 2016

The total compensation of the members of the Board of Directors in 2016 is outlined below:

In CHF	Cash Compensation	Social Contributions	Stock Options(4)	Total
Thomas Meyer, PhD, Chairman(1)	—	—	—	—
James I. Healy, MD, PhD, Vice-Chairman	42,385	3,351	6,745	52,481
Armando Anido, MBA(2)	35,519	2,808	5,059	43,386
Wolfgang Arnold, MD	40,516	1,611	6,745	48,872
Oliver Kubli, CFA	44,879	3,548	6,745	55,172
Berndt A.E. Modig, MBA	51,860	—	6,745	58,605
Antoine Papiernik, MBA(3)	50,589	—	—	50,589
Calvin W. Roberts, MD	44,879	3,548	6,745	55,172
Total	310,627	14,866	38,784	364,277

1	Disclosed in section 3.5. The Chief Executive Officer does not receive any additional compensation for the exercise of the office of the Chairman.

2	Elected on April 8, 2016.

3	As the internal regulations applicable to Sofinnova Capital VII FCPR did not allow for payment of a compensation or the grant of equity instruments to fund managers, the compensation payable to Mr. Papiernik was paid to Sofinnova Capital VII FCPR. Instead of an option grant, the grant date fair value of the options (less applicable taxes and charges) was paid to Sofinnova Capital VII FCPR.

4	In 2016, 10,000 options were granted to each eligible member of the Board of Directors. The fair value calculation of the options was based on the Black-Scholes option pricing model. Assumptions were made regarding inputs such as volatility and the risk-free rate in order to determine the fair value of the options.

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3.	Compensation to Members of the Executive Management Committee

3.1	Composition of the Executive Management Committee

The Executive Management Committee was comprised of as follows in 2017:

Name	Function	Appointment
Members in office:
Thomas Meyer, PhD	Chairman and Chief Executive Officer	2003
Andrea Braun-Scherhag, PhD	Head of Regulatory and Quality Affairs	2016
Hernan Levett(1)	Chief Financial Officer	2017
Retired members:
Anne Sabine Zoller, PhD(2)	General Counsel	2015
Thomas Jung, MD, PhD(3)	Chief Development Officer	2016

1	Mr. Levett was appointed to the Executive Management Committee effective as of January 1, 2017.

2	Dr. Zoller resigned effective as of April 30, 2017.

3	Dr. Jung resigned effective as of December 31, 2017.

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Our current members of the Executive Management Committee as of February 9, 2018 are:

Thomas Meyer, Founder, Chairman of the Board of Directors and Chief Executive Officer: Mr. Meyer founded Auris Medical in April 2003 and acts as Chairman of the Board of Directors and Chief Executive Officer of the Company. Prior to founding us, he was the Chief Executive Officer of Disetronic Group, a leading Swiss supplier of precision infusion and injection systems. He worked for Disetronic in various functions starting in 1988, becoming member of the Board of Directors in 1996, Deputy Chief Executive Officer in 1999 and Chief Executive Officer in early 2000. Prior to joining Disetronic, he advised several Swiss companies in strategy, marketing and corporate finance. He holds a Ph.D. (Dr.rer.pol.) in business administration from the University of Fribourg, Switzerland.

Andrea Braun-Scherhag, Head Regulatory & Quality Affairs: Ms. Braun joined the Company in 2016 and leads the Company’s regulatory affairs, quality and pharmacovigilance departments. Prior to joining the Company, Ms. Braun was Head of Global Regulatory Affairs and Vice President at Alvotech. Prior to Alvotech, she spent 15 years in various regulatory affairs functions at Roche, most recently as Head of EU Regulatory Affairs, and five years in regulatory affairs at DSM Nutritional Products. Ms. Braun received her state examination in pharmacy from the University of Heidelberg, Germany, and holds a Ph.D. in immunology from the University of Basel, Switzerland.

Hernan Levett, Chief Financial Officer: Mr. Levett joined the Company on January 1, 2017 as Chief Financial Officer. Prior to joining Auris Medical, Mr. Levett served as Head of Group Controlling at Acino Pharma AG. Prior to Acino, he served as Vice President of Finance and Administration Europe at InterMune International AG and spent 10 years at Novartis, most recently as Chief Financial Officer of Novartis Chile SA.

3.2	Benchmarks of Executive Management Committee Compensation

Auris Medical uses benchmarks and third-party consultants to assess the competitiveness of Executive Management Committee’s compensation levels and to analyze market trends with regard to compensation design and mix.

The benchmark group comprises companies chosen to reflect the competitive environment in which Auris Medical operates and are selected according to criteria such as company strategy, area of expertise, business actives, geographic scope, employment markets and financial situation. Three criteria were set to determine the peer group companies: financial fit, company profile and business activities.

•	Financial fit: Financial company data (total costs, R&D, sales, employees, market capitalization) comparable to Auris Medical’s current and projected company financials.

•	Company profile: Industry and specialization in otolaryngology, ophthalmology, dermatology, injectable drugs, orphan diseases.

•	Business activities: Main business activities in research, development, clinical development (Phase I, II, III) and commercialization/sales, comparable to those of Auris Medical.

As the compensation practices are not comparable between the US and the European markets and Auris Medical intends to operate in both markets, two peer groups were selected to benchmark Auris Medical’s compensation against that of comparable companies in both the European and US markets.

3.3	Executive Management Committee Compensation Elements

All members of the Executive Management Committee receive a fixed base salary, an annual cash bonus (short-term incentive) and participate in the Company’s Equity Incentive Plan (long-term incentive).

Base Salary

The base salary is a fixed annual cash amount paid over a 12-month period, which reflects the scope, size and responsibility of the role and skills to perform the role. It is based on the external market value of the role and the individual’s ability, experience and performance over time.

Short-term Incentive Plan

The short-term incentive plan is intended to motivate participants to achieve the short-term goals. The performance targets reward the achievement of individual and group related targets of financial and/or qualitative nature which are aligned with the Company’s strategy and business plan over a time horizon of one year (“performance period”). After the end of each performance period, the Compensation Committee determines the extent to which the performance targets were achieved. The target award is determined by the Compensation Committee prior to, or reasonably promptly following the commencement of the performance period.

In 2017, the weighting of the group and individual targets have been defined as follows:

•	for the CEO: 80% group targets and 20% individual targets,

•	for the other members of the Executive Management Committee: 60% group targets and 40% individual targets.

The bonus system links all targets (group and individual targets) in an additive way.

2017 group targets were focused on achieving positive results in the Company’s HEALOS trial, the TACTT3 enrollment progress, managing the Company’s operating expenses within the guidance provided, successful financing activities as well as expansion of the Company’s pipeline. Individual targets are defined for each member of the Executive Management Committee, e.g. strategy, financial, leadership, stakeholder, or operational targets.

The payout based on any target is subject to a hurdle at 70% target achievement. In addition, no payout under the short-term incentive plan occurs, if the target achievement on the individual targets falls below 70%. The payout for any target is capped at 130%. The cumulative achievement rate of all targets and payout can therefore not exceed 130%.

Equity Incentive Plan

The purpose of the long-term incentive is to motivate and reward the members of the Executive Management Committee, who are expected to contribute significantly to the Company’s success and to perform at the highest level and to further the best interests of the Company and its shareholders.

Under the Company’s Equity Incentive Plan each member of the Executive Management Committee is granted a certain number of options in line with his/her function. These stock options are granted at the Board of Directors' discretion without any contractual or recurring obligations.

The options were granted in two installments: 50% on April 30, 2017 and 50% on October 31, 2017 with an exercise price of US$ 0.82 and US$ 0.82, respectively. Consistent with past practice, the exercise prices were determined based on the average closing price of the 30 days preceding the grant date. 50% of granted options granted to members of the Executive Management Committee vest after a period of service of two years from the grant date and the remaining 50% vest after a period of service of three years from the grant date. The options have a term of eight years.

3.4	Compensation awarded to the Executive Management Committee in 2017

The total compensation and the highest individual compensation of the members of the Executive Management Committee in 2017 are outlined below

in CHF	Fixed Cash Compensation	Variable Compensation(1)	Social contributions and fringe benefits	Stock Options(2)	Total
Thomas Meyer, PhD Chief Executive Officer(3)	363,600	—	60,490	127,895	551,985
Executive Management Committee Compensation(4)	1,277,638	155,118	238,948	301,463	1,973,167

1	The variable compensation is paid in cash. Dr. Meyer waived his short-term incentive for 2017.

2	2017 option grants. The fair value calculation of the options was based on the Black-Scholes option pricing model. Assumptions were made regarding inputs such as volatility and the risk-free rate in order to determine the fair value of the options.

3	Highest paid executive.

4	On 31 December 2017, the Executive Management Committee consisted of 3 members. Dr. Zoller and Dr. Jung retired from their functions as members of Executive Management Committee effective as of April 30, 2017 and December 31, 2017, respectively. Mr. Levett was appointed to the Executive Management Committee effective as of January 1, 2017. The compensation to the retired members of the Executive Committee for their services in 2017 is included in the Executive Management Committee compensation.

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3.5	Compensation awarded to the Executive Management Committee in 2016

The total compensation and the highest individual compensation of the members of the Executive Management Committee in 2016 are outlined below:

in CHF	Fixed Cash Compensation	Variable Compensation(1)	Social contributions and fringe benefits	Stock Options(2)	Total
Thomas Meyer, PhD[3] Chief Executive Officer(3)	363,600	—	58,097	108,708	530,405
Executive Management Committee Compensation(4)	1,220,292	196,751	226,645	227,717	1,871,405

1	The variable compensation is paid in cash. Dr. Meyer waived his short-term incentive for 2016.

2	2016 option grants. The fair value calculation of the options was based on the Black-Scholes option pricing model. Assumptions were made regarding inputs such as volatility and the risk-free rate in order to determine the fair value of the options.

3	Highest paid executive.

4	On 31 December 2016, the Executive Management Committee consisted of 4 members. Dr. Stubinski and Dr. Zimmermann retired from their functions as members of Executive Management Committee on August 31, 2016 and September 30, 2016, respectively. Dr. Braun-Scherhag was appointed to the Executive Management Committee on May 1, 2016. Dr. Jung was appointed to the Executive Management Committee on September 1, 2016. The compensation to the retired members of the Executive Committee for their services in 2016 is included in the Executive Management Committee compensation.

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4.	Loans, credits, post-retirement benefits to members of the Board of Directors and the Executive Management Committee

In 2017 and 2016, Auris Medical granted no loans to members of the Executive Management Committee and the Board of Directors, nor were there any such loans outstanding.